THE JACKSON RIVERS COMPANY
                          550 GREENS PARKWAY, SUITE 230
                              HOUSTON, TEXAS 77067



                                                  August 31, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

      RE: THE JACKSON RIVERS COMPANY FORM 10-KSB/A FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MAY 26, 2006

            FORMS 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2006 AND JUNE 30, 2006 FILE NO. 333-70932

Dear Mr. Spirgel:

      In respect of the above referenced matter, set forth below are our responses to the comments delivered by your office pursuant to that letter dated August 25, 2006 (the "Letter"). For your convenience, we have included the original comments from the Letter in their entirety:


Form 10-QSB for the Quarter Ended June 30, 2006

Note 2 - Acquisition of UTSI International Corporation, page 5

      1. We note your total purchase price valuation for UTSI is $996,087. Explain to us how you determined the fair value of the Series C Preferred Stock, given as consideration in the merger. In your response, discuss how you assessed the conversion feature that results in the issuance of common stock with a fair value of $2.2 million at the conversion date. Further, tell us how you estimated the fair value of the Series C Preferred Stock in the unaudited pro forma financial statements as of March 31, 2006, as filed on Form 8-K/A. Explain to us why a difference in valuation, if any, exists.

RESPONSE: At the time of the Form 8-K/A, we only had the face value of the C Preferred Shares, and had not performed a Black-Scholes valuation of the shares or a fair value determination of UTSI International. So, for the Form 8-K/A, the 2,200,000 shares with face value of $1.00 per share were valued at $2,200,000. The economic characteristics and risks of conversion of the conversion feature were clearly and closely related to the host preferred shares contract. Per SFAS 133 Paragraph 12, the value of the conversion feature is not to be bifurcated from the equity component. Accordingly, there was no derivative liability associated with the Series C Preferred Shares.


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Securities and Exchange Commission
August 31, 2006
Page 2



For the Form 10-QSB, the fair values of UTSI International and the Jackson Rivers Series C Preferred Stock were determined using two methodologies, as of the acquisition date of May 5, 2006:

            (1) Discounted Cash Flow of UTSI International using reasonable and appropriate 5-year projections discounted at a risk adjusted discount rate; and
            (2) Black-Scholes valuation of the Series C Preferred Shares

DISCOUNTED CASH FLOW OF UTSI INTERNATIONAL

Our discounted cash flow valuation included our estimate of the growth of the business and assumed current contracts under negotiation. We used a Risk Adjusted Discount Rate, which assumed a risk-free rate of the Ten-year treasury rate, plus premiums or discounts for:

o        Ten-year Treasury Rate
o        Revenue < $5m
o        Sales attributable to owner
o        Organization Turnover
o        Top 4 accts > 60% of sales
o        Organizational Performance
o        Capital Structure
o        Growth rate last yr
o        Performance to plan

Based on these assumptions, which management considered reasonable and appropriate, we determined the fair value of UTSI International to be $996,087.

BLACK-SCHOLES VALUATION OF JACKSON RIVERS' SERIES C PREFERRED SHARES

JKRI does not have a long stock price history based on its current organization, and its stock is very thinly traded. Therefore we took the two year price history and options exercise experience factor of the most similar public company, Data Systems and Software (DSSI.OB) as an estimate of JKRI's volatility. The two year volatility of DSSI.OB is 123.7%. Applying this volatility to the conversion feature, and otherwise using JKRI pricing information as of the acquisition date resulted in a valuation of the JKRI Series C Preferred Stock of $1,399,997. For the reasons stated above, management does not consider this determination of fair value to be a reliable estimate.

Using the guidance from SFAS 141, paragraphs 5 & 6, we determined that the valuation of the Series C Preferred Shares and UTSI International should be equal, and the fair value of both is the discounted net cash flows of UTSI International, since that determination is more clearly evident and more reliably measurable.

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Securities and Exchange Commission
August 31, 2006
Page 3



      2. In future filings provide the pro forma information required by paragraph 58 of SFAS 141 in the notes to the financial statements. Also disclose the basis for determining the value of the preferred stock issued in the merger. Describe the factors that contributed to a purchase price that results in the recognition of goodwill, as required in paragraph 51(d).

  RESPONSE: In future filings, we will provide the pro forma information required by paragraph 58 of SFAS 141 in the notes to our financial statements. Regarding the value of the preferred stock issued in the merger, we will include the following disclosure:

"Jackson Rivers determined that the fair value of UTSI, based on the net present value of its cash flows discounted at a risk-adjusted rate, was more clearly evident and more reliably measurable that the fair value of the Series C Preferred Shares using a Black Scholes model. Accordingly, UTSI International and the Series C Preferred Shares were valued at the net present value of UTSI's cash flows."

      Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (619) 988-5869. In addition, feel free to contact our attorney, Gregory R. Carney of Spectrum Law Group LLP at
(949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                         Very truly yours,

                                                         /s/ Jeffrey W. Flannery
                                                         Jeffrey W. Flannery
                                                         Chief Executive Officer